September 27, 2010

Via EDGAR

Mr. David Lyon

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FirstCity Financial Corporation
Form 10-K for December 31, 2009
File No. 033-19694

Dear Mr. Lyon:

On behalf of FirstCity Financial Corporation (“FirstCity”) and pursuant to our telephone conversation today, please be advised that FirstCity’s written response to the Staff’s comment letter dated September 20, 2010, will be filed via EDGAR with the Securities and Exchange Commission on or before October 22, 2010.  FirstCity requested the extension to respond to the Staff’s comment letter because of the pending close of its financial quarter and its XBRL compliance project.

Very truly yours,

/s/ Sharon Cooper

Sharon Cooper
Direct Phone Number: 817-347-6703
Direct Fax Number: 817-348-2304
sharon.cooper@haynesboone.com

cc:	Via Email
J. Bryan Baker
Jeff Holloman
Brian D. Barnard

Haynes and Boone, LLP

Attorneys and Counselors

201 Main Street, Suite 2200

Fort Worth, Texas 76102-3126

Phone: 817.347.6600

Fax: 817.347.6650

www.haynesboone.com